SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              WLR Foods, Inc.
                             (Name of Issuer)

                         Common Stock, no par value
                      (Title of Class of Securities)


                                 929286102
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                              April 22, 1994
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement:


                            Page 1 of 18 pages

                     Exhibit Index appears on page 14

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 2 of
18 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN & CO., L.P.                                   13-3321472

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

         WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          446,500 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            446,500 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     446,500 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.1% (See Item 5)

14) TYPE OF REPORTING PERSON
         PN

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 3 of
18 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN FOCUS FUND L.P.                    13-3746015

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY




4)  SOURCE OF FUNDS

         WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          25,500 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            25,500 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    25,500 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .2% (See Item 5)

14) TYPE OF REPORTING PERSON
         PN

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 4 of
18 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN INTERNATIONAL LIMITED

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)


                                                  (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

         WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    `OF        8)   SHARED VOTING POWER
    SHARES          110,300 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            110,300 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    110,300 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.0% (See Item 5)

14) TYPE OF REPORTING PERSON
         CO

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 5 of
18 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN PARTNERS L.P.                  13-3544838

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

SEC  USE ONLY




4)  SOURCE OF FUNDS

         OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          472,000 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            472,000 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    472,000 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.3% (See Item 5)

14) TYPE OF REPORTING PERSON
         PN

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 6 of
18 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DICKSTEIN PARTNERS INC.                  13-3537972

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY




4)  SOURCE OF FUNDS

         OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

               7)   SOLE VOTING POWER
                    Not Applicable
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          582,300 (See Item 5)
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            Not Applicable
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            582,300 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    582,300 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.3% (See Item 5)

14) TYPE OF REPORTING PERSON
         CO

                               SCHEDULE 13D

CUSIP No.  929286102                                       Page 7 of
18 Pages
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MARK DICKSTEIN

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)

                                                  (b) SEE ITEM 5

3)  SEC USE ONLY




4)  SOURCE OF FUNDS

         OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

               7)   SOLE VOTING POWER
                    582,300 (See Item 5)
    NUMBER
    OF         8)   SHARED VOTING POWER
    SHARES          Not Applicable
    BENEFICIALLY
    OWNED BY   9)   SOLE DISPOSITIVE POWER
    EACH            582,300 (See Item 5)
    REPORTING
    PERSON     10)  SHARED DISPOSITIVE POWER
    WITH            Not Applicable

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    582,300 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN
    SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.3% (See Item 5)

14) TYPE OF REPORTING PERSON
         IN

                               Schedule 13D


Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, no par value (the "Common Stock"), of WLR Foods, Inc., a Virginia corporation (the "Company"). The principal executive offices of the Company are located at Highway
33 West, P.O. Box 228, Hinton, Virginia  22831.

Item 2.  Identity and Background.

         (a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein. Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Partners, Dickstein Inc. and Mark Dickstein are collectively referred to as the "Reporting Persons."

         Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and
(iii) the purchase of securities in entities which appear to be undervalued.

         Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein International is a limited liability, open end investment fund incorporated as an international business company in the Territory of the British Virgin Islands.
Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein Partners is a Delaware limited partnership and is the general partner of Dickstein & Co. and Dickstein Focus. As such, Dickstein Partners makes all investment and trading decisions for Dickstein & Co. and Dickstein Focus.

         Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the investment advisor to Dickstein International. In its capacity as investment advisor, Dickstein Inc. makes all investment and trading decisions for Dickstein International.

         Mark Dickstein is the president and sole director of Dickstein Inc.

         The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Focus, Dickstein Partners and Dickstein Inc. is 9 West 57th Street, New York, New York 10019. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 9 West 57th Street, New York, New York 10019.

         The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The cost of the shares of Common Stock reported owned by Dickstein & Co., Dickstein Focus and Dickstein International was funded out of each such entity's working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of their business. The total cost of the reported shares by Dickstein & Co., Dickstein Focus and Dickstein International was $13,592,730, $781,951 and $3,356,478,
respectively.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment.

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         Except as disclosed in this Item 4, the Reporting
Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons beneficially owned an aggregate of 582,300 shares of Common Stock, representing approximately 5.3% of the shares of Common Stock. Dickstein & Co. beneficially owns 446,500 of such shares of Common Stock (approximately 4.1% of the shares outstanding); Dickstein Focus beneficially owns 25,500 shares of Common Stock (approximately .2% of the shares outstanding); and Dickstein International beneficially owns 110,300 of such shares of Common Stock (approximately 1.0% of the shares outstanding).*

         (b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus. By reason of its position as general partner of Dickstein Partners and investment advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus, and Dickstein International.
By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein Focus and Dickstein International, (ii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus, and (iii) Dickstein Focus disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International and (iv) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International other than those shares in which it has a pecuniary interest.

         (c) Except for the acquisitions set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such acquisitions were effected on the open market.

         (d)  Not applicable.

*/ Based upon 10,967,193 shares of Common Stock reported outstanding as of 2/1/94 in the Company's Quarterly Report on Form 10-Q/A for the quarter ended January 1, 1994.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

                                 SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: May 2, 1994


                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper

                             Name:  Alan Cooper


                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper

                             Name:  Alan Cooper


                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper

                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper

                             Name:  Alan Cooper


                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper

                             Name:  Alan Cooper


                             /s/ Mark Dickstein

                              Name:  Mark Dickstein

                               EXHIBIT INDEX




EXHIBIT
DESCRIPTION
PAGE


1
Agreement of joint filing pursuant to
Rule 13d(1)-f promulgated under the
Securities Exchange Act of 1934, as
amended
  16

                                                              SCHEDULE I


                     EXECUTIVE OFFICERS AND DIRECTORS
                DICKSTEIN PARTNERS INC. ("DICKSTEIN INC.")


         The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. is set forth below. The business address of each such person is c/o Dickstein Partners, 9 West 57th St., New York, New York 10019.




Name and
Positions Held
Present Principal
Occupation or Employment


Mark Dickstein
President and
Sole Director

David Brail
Vice President

Tod Black
Vice President

Edward Farr
Vice President

Mark Kaufman
Vice President

Arthur Wrubel
Vice President

Mark Brodsky
Vice President

Samuel Katz
Vice President

Alan S. Cooper
Vice President
and
General Counsel
President and Sole Director
of Dickstein Inc.


Vice President of Dickstein
Inc.


Vice President of Dickstein
Inc.


Vice President of Dickstein
Inc.


Vice President of Dickstein
Inc.


Vice President of Dickstein
Inc.


Vice President of Dickstein
Inc.


Vice President of Dickstein
Inc.


Vice President and General
Counsel of Dickstein Inc.

                          TRANSACTIONS IN COMMON                SCHEDULE II
                         STOCK OF WLR FOODS, INC.

Shares  Purchased  by  Dickstein  &  Co.,  L.P.

           Number of
            Shares      Price per                   Total
Date       Purchased      share       Commission    Cost
3/3/94      20,000       30.429         25.00   608,605.00
3/3/94      72,000       30.481         25.00 2,194,649.80
3/14/94     32,800       31.481         25.00 1,032,601.80
4/7/94       3,700       30.563         25.00   113,106.25
4/8/94       6,000       30.438         25.00   182,650.00
4/8/94       3,000       30.500         25.00    91,525.00
4/8/94      41,100       30.500         25.00 1,253,575.00
4/11/94    133,800       30.571         25.00 4,090,478.32
4/12/94     15,300       30.500         25.00   466,675.00
4/21/94     12,000       31.250         25.00   375,025.00
4/22/94     20,100       31.250         25.00   628,150.00
4/28/94     11,500       31,250         25.00   359,400.00

Shares Purchased by Dickstein International Limited

           Number of
            Shares      Price per                   Total
Date       Purchased      share       Commission    Cost
3/3/94       5,000      30.4290         25.00   152,170.00
3/3/94      18,000      30.4809         25.00   548,681.20
3/14/94      8,200      31.4810         25.00   258,169.20
4/7/94       1,000      30.5625         25.00    30,587.50
4/8/94      11,600      30.4375         25.00   353,100.00
4/11/94     33,300      30.5714         25.00 1,018,052.62
4/12/94      3,800      30.5000         25.00   115,925.00
4/21/94      3,000      31.2500         25.00    93,775.00
4/22/94      4,800      31.2500         25.00   150,025.00
4/28/94      2,800      31.2500         25.00    87,525.00

Shares Purchased by Dickstein Focus Fund L.P.

           Number of
            Shares      Price per                   Total
Date       Purchased      share       Commission    Cost
3/3/94      10,000      30.4809         25.00   304,834.00
3/14/94      2,500      31.4810         25.00    78,727.50
4/8/94       2,400      30.4375         25.00    73,075.00
4/11/94      7,900      30.5714         25.00   241,514.06
4/12/94        900      30.5000         25.00    27,475.00
4/22/94      1,100      31.2500         25.00    34,400.00
4/28/94        700      31.2500         25.00    21,900.00

                                 EXHIBIT 1

                         AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 2, 1994.

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.



                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited



                             /s/ Alan Cooper
                                                      Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.



                             /s/ Alan Cooper
                                                      Name:  Alan Cooper


                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             General Partner of Dickstein
                             Partners, L.P.




                             /s/ Alan Cooper
                                                      Name:  Alan Cooper


                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, Vice President


                             /s/ Alan Cooper
                                                      Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:  Mark Dickstein

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